Technology Resources, Inc.
2424 Madrid Avenue
Safety Harbor, Florida 34695
Phone: (727) 799-2100

October 6, 2004

Mr. John Reynolds, Assistant Director
Office of Small Business
U.S. Securities and Exchange Commission
Mail Stop 0511
450 Fifth Street, N.W.
Washington D.C., 20549

Re:	Technology Resources, Inc.
Registration Statement on Form SB-2 Withdrawal Request
File No. 333-100258

Dear Mr. Reynolds:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Technology Resources, Inc. (the "Company") hereby requests that its Form SB-2 Registration Statement filed with the SEC on October 2, 2002, its First Amended Form SB-2 Registration Statement filed with the SEC on March 26, 2003, and its Second Amended Form SB-2 Registration Statement filed with the SEC on September 27, 2004 be withdrawn.

The Registration Statement and its Amendments thereto are being withdrawn due to our inadvertent non-compliance with the Public Company Accounting Oversight Board (PCAOB).

The Company confirms that no securities have been issued or sold pursuant to the Registration Statement or the Amendments thereto.

Should you have any questions or comments, please do not hesitate to contact the Company's counsel in this matter, Diane J. Harrison, Esq., via e-mail at HarrisonDJEsq@aol.com or telephone at (702) 395-2617.

Sincerely,
/s/ EMILY LEE
Emily Lee, Vice-President